

February 8, 2017

Wang Cheng (Henry)
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

      Re: **Kandi Technologies Group, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 14, 2016
            File No. 001-33997

Dear Mr. Wang:

We have reviewed your January 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 6 – Summary of Significant Accounting Policies, page F-13

(f) Notes receivable, page F-14

1. Refer to your response to prior comment 1. Please tell us how you account for the settlement of trade receivables with notes receivable and if this settlement is reflected in the statement of cash flows. That is, explain to us what, if anything, is reported in the statement of cash flows for the reduction in trade receivables and the increase in notes receivable upon the settlement of the trade receivables with notes receivable.

2. Your response to prior comment 1 states the recipient of bank acceptance notes (with apparently the bank acceptance notes representing the notes receivable indicated in the response) has the ability to cash the notes at a discount. Please tell us how you account for this discount and where it is reported in the statements of income and cash flows.

3. It appears from your response to prior comment 1 and disclosure in note 12:

    a. you have received notes receivable from the purchasers of your inventory by virtue of the settlement of trade receivables initially recognized in the sale of the inventory,
    b. notes receivable represent financing provided by you in the sale of your inventory, and
    c. the cash flow effects of these notes receivable are classified as issuance and repayments of notes receivable in the investing section of the statement of cash flows which represent the receipts and the collections of the receivables, respectively.

    Consequently, in subsequent periods your treatment appears to reflect cash receipts from the sale of inventory as investing activities. Classification of the cash flow effects of receivables from the sale of inventory in investing activities does not comply with the requirements of ASC 230-10. ASC 230-10-45-16a states cash inflows from operating activities include cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short and long term notes receivable from customers arising from those sales. Please explain to us how your cash flow presentation complies with GAAP in your situation. Also, advise us the impact to your statements of cash flows for each of the most recent three annual periods completed and, as appropriate, the most recent interim period completed in conforming your treatment to ASC 230-10-45-16a.

Note 20 – Taxes, page F-30

4. Refer to your response to previous comment 3. Please file an amended Form 10-K for the year ended December 31, 2015 with the "unaudited" label removed from the noted tables.

5. Refer to your responses to prior comments 4 and 5. You responded you used different measures of losses and gains to compute the expected tax expense. We note the sum of these adjusted amounts for 2015 do not equal to income before income taxes reported on your statement of income for that year. Pursuant to ASC 740-10-50-12, the starting point in reconciling reported income tax expense (benefit) attributable to continuing operations for the year is the amount of income tax expense that would result from applying domestic statutory tax rates to reported pretax income from continuing operations for that year. Please provide us with a copy of the revised reconciliation for each year presented that conforms to this requirement. Also, please consider the following two comments in revising your reconciliation.

6. You responded the expected tax expense is computed through a combination of applying the U.S. Federal rate of 34%, the PRC rate of 25%, and the Hong Kong rate of 16.5%. Since you

are domiciled in China, and your operations are predominantly conducted in China, please explain to us why your statutory rate does not reflect the applicable domestic PRC rate. Refer to Rule 4-08(h)(2) of Regulation S-X, which states "Where the reporting person is a foreign entity, the income tax rate in that person's country of domicile should normally be used in making the above computation…"

7. You disclose that in accordance with the relevant tax laws and regulations of the PRC, the applicable corporate income tax rate is 25%. You further disclose that Kandi Vehicle qualifies as a high technology company in China, and accordingly was entitled to pay a reduced income tax rate of 15%. Pursuant to ASC 740-10-50-12, the statutory tax rate shall be the regular tax rate if there are alternative tax systems. Please clarify if your statutory rate should be based on either of these rates.

8. Refer to response to prior comment 5. Please revise your note and tabular disclosure to include the total of all deferred tax assets and total valuation allowance recognized for deferred tax assets at each respective balance sheet date presented, the net change in the total valuation allowance during each year presented, and the amount(s) and expiration date(s) of total net operating loss carryforwards available to you at the most recent balance sheet date presented. Refer to the guidance in FASB ASC 740-10-50-2 and 3. Your tabular disclosure on page F-32 should include the tax effect of the total cumulative net operating loss carryforward(s) existing at each balance sheet date and the associated total valuation allowance. From your response and the tax reconciliation presentation at the bottom of page F-31, it appears the balances for the "loss carried forward" and the associated "valuation allowance" at each balance sheet date presented in the table on page F-32 represents only amounts incurred in each respective year. Please include your proposed revised disclosure with your response.

9. For each year of the statement of cash flows you report an adjustment to operating cash flows for deferred taxes but no deferred taxes are presented as a component of income tax expense in the table at the top of page F-31. Please explain to us the reason for this difference.

10. Please tell us if any individual amount within "permanent differences" in the reconciliation between the expected and reported tax expense exceeds five percent of the amount computed by multiplying the income before tax by the applicable statutory income tax rate. If so, please disclose the amount and nature for each item. Refer to Rule 4-08(h)(2) of Regulation S-X for guidance.

Note 24 – Summarized Information of Investment in the JV Company, page F-37

11. Refer to your response to our prior comment 6. It appears the third condition set forth in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent, is met by your 50 percent or less owned investment in the JV company that is accounted for by the equity method. Accordingly, please amend your Form 10-K for the year ended December 31, 2015 to file separate audited financial statements for the JV company pursuant to Rule 3-09(a) of

Regulation S-X for the same periods that would be required under Rules 3-01 and 3-02 of Regulation S-X as if the investee were a registrant. .

General

12. We understand the PCAOB issued an Order dated May 18, 2016 that, among other things, revokes AWC (CPA) Limited's registration, and which provides that the firm may reapply for registration after two years from the date of the Order. As long as the firm's registration is revoked, its previous audit reports may not be included in the registrant's filings. Accordingly, management should undertake to have the registrant's financial statements re-audited by a PCAOB-registered firm in connection with filing the amended 2015 Form 10-K.

13. Please provide us with a copy of all proposed revised disclosures prior to filing the amended 2015 Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure